Exhibit 99.1
THERMOGENESIS
“First Quarter Fiscal Year 2014”

Thursday, November 14, 2013, 5:00 P.M. Eastern
Matthew Plavan, CEO

OPERATOR:
1.
Good day and welcome to the ThermoGenesis Corporation First Quarter Fiscal Year 2014 Financial Results Conference Call.  All sites are currently in a listen-only mode but please note there will be a question and answer session later on in the call.

2.
Also note today’s conference will be recorded and will be accessible both by phone and Internet.  Please refer to the press release about this conference call on the Company’s website, thermogenesis.com, for further details.

3.
The Company has asked that I read the following statement.  Management will make comments today that contain forward-looking statements.  Forward-looking statements are any statements that are made that are not historical facts.  These forward-looking statements are based on current expectations of the management team and there could be no assurance that such expectations will come to fruition.  Because forward-looking statements involve risks and uncertainties, ThermoGenesis’ actual results could differ materially from management’s current expectations.  Please refer to the press release, the Company’s Forms 10-K, 10-Q, S-4 and other periodic SEC filings for information about factors that could cause different outcomes.  The information presented today is time sensitive and is accurate only at this time.  If any portion of this call is rebroadcast, retransmitted or redistributed at later date, ThermoGenesis will not be reviewing nor updating this material.

4.	I would now like to turn the conference over to Mr. Matthew Plavan, Chief Executive Officer of ThermoGenesis Corp. Please go ahead sir.

MATTHEW PLAVAN:
5.	Welcome, everyone, and thank you for joining us today. With me is Dan Bessey, our Chief Financial Officer, and Ken Harris, the Chief Executive Officer of TotipotentRX.

6.
During today’s call, I’ll begin with a review of our strategic objectives for fiscal 2014.  Then, Dan will provide an overview of our financial results for the quarter, followed by Ken, who’ll provide an overview of the clinical case study results we published during the quarter, and then I’ll conclude our call with a review of the Company’s important upcoming milestones.

7.
As you are no doubt aware, we filed our registration statement for the ThermoGenesis-TotiRX merger on Form S-4 this past Friday.  Completing the two year independent audit of TotiRX and assembling all of the required incremental pro forma financial information and additional disclosures took us a while longer than we originally anticipated.  However, we believe in the end, the product will serve our shareholders well and in the S-4, we outline in great detail the background and reasons for the merger, as well as a detailed description of the TotiRX business, their clinical activities to-date, and the potential for the combined company to be re-oriented to high growth, high reward markets.

8.
At the risk of oversimplifying the over 200 page SEC filing, I’d like to give you a snapshot of why we believe this deal is essential for our Company, ThermoGenesis, and why it’s in the best interest of all of our stakeholders, our investors, customers, patients, partners, and employees.

9.
This proposed merger enables us to commercialize blockbuster cell therapies to treat disease conditions in multi-billion dollar markets.  Our smart stem cell processing devices automate TotiRX’s proprietary cell therapies for physicians to safely treat patients with their own cells at the bed side in 60 to 90 minutes.  Our combined combination product is what the FDA wants to see for clinical trial approvals and what physicians require to prescribe for patients.

10.
Now for the past ten years, our primary focus in the market has been developing enabling technologies for the cord blood markets, believing that cord blood represents a plentiful source of adult stem cells with untold potential for clinical application.  We’ve been one of a few companies to dominate this small space in providing products to cord blood banks and other laboratory installations.  In fact, we are positioned to and intend to continue leading in this market.  Leveraging our current technology platforms, we see product line extension opportunities and the ability to assist our cord blood bank customers to become more clinically and efficacious oriented.

a.
To-date, the cord blood industry and the government has significantly under funded research for the use of cord blood stem cells beyond pediatric bone marrow transplant applications and a handful of genetic disorders.  Thus, the clinical applications for cord blood stem cells are limited and will likely remain to be the case until greater utility of the cells is demonstrated.  This has kept a lid on the overall size of the cord blood processing and storage markets.

b.
In fact, we estimate the overall size of the cord blood processing and storage markets to be about $500 million.  However, as a supplier of tools to the cord blood market, our addressable portion of that market is between 10% and 20%, or $50 million to $100 million.  So for a small company like ours, there remains some near term opportunity to grow within this market.  However, due to high cost of regulatory and quality compliance, it’s difficult to generate meaningful profits for a standalone tools business to drive further innovation and meaningfully grow in the cord blood market alone.  As CFO and Head of Business Development and then as CEO, I believed that there were adjacent market opportunities for our smart system technologies that could potentially dwarf the cord blood market.  Therefore, in 2009, we began pursuing the application of our cell processing assets and knowhow to other sources of stem cells with larger market potential.  What followed was the introduction of our bone marrow, PRP and peripheral blood processing platforms for use by physicians at the point-of-care under the practice of medicine doctrine.

c.
Now fast forward to today and what we have is an emerging regenerative medicine market with the potential to permanently change healthcare for the better, substantially reducing the cost of care by introducing commercially viable curative  cell therapy treatments, the automation of which are enabled by our technologies.  In total, more than $1.2 billion was invested into publicly traded stem cell therapy companies in the past year, for autologous and allogeneic cell types.  Given the industry and academic investment in cell therapy, the science is strengthening, the discipline to clinical trial is strengthening, and the regulatory agencies are beginning to illuminate paths to reach commercialization.

d.
All of the major ingredients for a revolution in the provision of care exists, which will benefit all the major constituents, patients, providers and companies like Thermo and Toti and its investors.  These ingredients include:

i.
Clinical efficacy. Over 2,500 clinical trials are underway involving tens of thousands of patients for a myriad of clinical indications.  Stem cells are having significantly positive results, demonstrating safety and proof of efficacy and an increasing number of clinical indications as trial design, dosing and cell viability dynamics are further refined, and the:

ii.
Market potential is very large.  Cell therapies are demonstrating clinical utility in very large patient populations.  In 2012, it is estimated that cell therapy products distributed by bio-therapeutic companies generated over $900 million in revenue and that the combined stem cell market estimates for the year 2020 exceed $6 billion.

iii.
Significant industry investment is also occurring.  In 2012, the sector attracted over $900 million in investment from private investors and public markets and over $300 million from grant sources.  Most recently, we have seen a very strong appetite for public investment in a number of regen med companies, including NeoStem, StemCells Inc, Cytori and others.  We expect the industry will continue to mature and yield positive results as meaningful funds are applied in robust engineering, science and clinical trials.  In addition, there are:

iv.
High market valuations for the companies that are performing well.  Investors continue to value progress in regenerative medicine and clinical developments as evidenced in the strong valuations of many public companies therapeutically focused organizations.

v.
And lastly, there is more regulatory clarity.  The FDA and other regulatory agencies outside the U.S. have clarified their intent in regulating this industry and more specifically the requirements for pre-marketing approval.

11.
Now it is through the combination of Thermo and TotiRX that we feel best positioned to quickly and effectively hit the ground running within this emerging regenerative medicine market opportunity.  This merger is the natural result of a long term successful commercial partnership with TotiRX.  We believe we have a unique ability to develop fast, safe and effective therapies with significant therapeutic and commercial potential.  We say unique because of the following combination of advantages that we possess:

a.
One, we have demonstrated bio therapeutic device manufacturing at scale.  We know how to manufacture autologous cells at the point of care at healthcare level volumes and quality.  Our systems have processed over 600,000 samples in the lab and over 20,000 samples at the point of care in the operating room.  To our knowledge, our quality levels and volume levels are the highest in the industry.

b.
Number two, our platform for processing technologies have programmable system intelligence.  This is really important.  Each autologous therapeutic dose must be personalized to the individual patient, as well as the specific indication for treatment.  Our system’s intelligence includes programmable cell purification capabilities and point of care diagnostics for autologous bedside delivery in 60 to 90 minutes.

c.
We also have deep and broad clinical experience.  With Toti’s clinical trial experience and our trial experience, or our experience at the point of care through partners like Celling Technologies, we have arguably more experience using stem cells at the point of care in humans than anyone in the market.

d.
And we are also well positioned to navigate the FDA.  Combining the Thermo technology with the TotiRX clinical pipeline, we are well positioned to meet the FDA combination product for the regulatory approval necessary to access these large patient populations using in vivo, or in the body, cell therapy claims.

12.
Lastly, sizing up the business opportunity in regenerative medicine and the potential for us to drive our stock price through the development of these blockbuster cell therapy drugs, we are targeting the following cell therapies.

a.	First, acute myocardial infarction, or AMI, which we estimate our addressable targeted markets on label to be approximately 750,000 patients per year or approximately $3 billion.
b.	And critical limb ischemia, or CLI, in the U.S., that’s about 250,000 patients that are within our addressable market, that would equate to about a $1 billion market.
c.	And, then lastly, between spinal fusion, avascular necrosis and non-healing ulcers, altogether we estimate that those would total a $2.3 billion cell therapy market opportunity.

13.
So in summary, this proposed merger, it enables us to commercialize blockbuster cell therapies to treat disease conditions in multi-billion dollar markets.  So combining our smart stem cell processing devices to automate TotiRX’s proprietary cell therapies for physicians to safely treat patients with their own cells at the bedside in 60 to 90 minutes and our combined product is what the FDA wants to see for clinical trial approvals and what physicians require to prescribe for patients, and this is in nutshell how I would summarize the rationale for this merger as we detailed in the Form-S4.

14.
So now turning quickly to our financial performance for the first quarter of fiscal 2014, despite the significant increase in our loss due to the proposed merger and legal defense costs, our base business performed according to plan and in line with our expectations.  As we highlighted in our last call, we’ve made a strategic decision to terminate GE as our North American distributor to improve our effectiveness and the economics of our business in this region.  We also highlighted the inventory wind-down associated with the termination would create a $700,000 to $800,000 decrease in our AXP orders for the past two quarters.  Absent this decrease, our revenues for the quarter would have been about $4.4 million, versus the $3.6 million we reported.  The temporary decrease in revenue combined with the legal cost to defend against the hardest litigation and the merger transaction costs of over $900,000 drove higher losses for the quarter of $2.3 million.

15.
Reflecting for a moment on our progress against our plan, I have consistently summarized since we began this transformation almost two years ago there are four key objectives we have set to align ourselves with large new addressable market opportunities.  And in brief, these were:

a.	One, to focus our efforts;
b.	Two, to drive growth in our base business;
c.	Three, to reduce and maintain our operating expenses to align our cost structure with our evolving revenues; and
d.	Four, invest in our regenerative medicine business as the primary driver of our long term growth strategy, including product development and clinical programs.

16.	As for the advances, during the first quarter against these principles of success, I briefly highlight:

a.
With regard to building the base business, we continue our march to take back Europe and maintain a leading market share of automated cord blood processing in Asia.  We have several AXP evaluations underway in these regions and we expect to announce new business in this December quarter.

b.
With regard to investing in the business, as we have divested old line products and no longer have the product support requirements associated with those products, our R&D resources are able to cover more ground in the regenerative medicine product innovation space.  Specifically, this quarter we’ve advanced our efforts in three key areas of development:

i.
The first in partnership with TotiRX, we’ve developed new AXP core blood processing protocols designed to further improve the stem cell yield for very small and very large cord blood units.  We believe this will be a great incremental value to our current and prospective cord blood customers;

ii.
The second, also in partnership with TotiRX, as Ken will expand on later, we’ve adapted the MXP processing platform’s reprogrammable system intelligence to optimize the cell output for use in TotiRX’s bone marrow transplant program protocol; and

iii.
Third, we further advanced the AXP system intelligence for processing cells to treat vascular indications.  The vascular express, or the VXP, will be the base technology for our AMIRST clinical trial and represents a product license revenue opportunity in other indications.

c.
Lastly, as for controlling our costs, we recently announced a strategic reorganization initiative designed to better align resources with our expected cord blood revenue streams and to provide additional funding to enhance our internal resources dedicated to clinical efforts.  These transformations are difficult but necessary as we conform our skill sets to take on the new challenges of a clinically oriented regenerative medicine business.  The net result of our reorganization is the elimination of eleven positions.  Coupled with other targeted savings in operating costs, the Company expects to realize savings of approximately $1.5 million annually. This is also an essential step toward stabilizing the base business for self-sufficiency.  In fact, we believe that this reorganization will bring our base business to cash breakeven when we reach between $5 million and $6 million in quarterly revenues.  Now, based upon our outlook, we hope to be at these levels of quarterly revenue in the next few quarters.

17.	With that I’ll turn the call over to Dan for Thermo’s financial review.

DAN BESSEY:
18.
Thank you, Matt, and good afternoon everyone.  Today I will begin with a review of our financial results for the first quarter of fiscal year 2014, followed by an update on the status of the regulatory filings required for the TotiRX merger and I will conclude with our thoughts on the funding mechanisms for our clinical trials.

19.
Before I get into the financial results, I would like to discuss a few strategic initiatives that impacted our financial results for the first quarter.  While certain of these initiatives impacted our first quarter financial results, we expect that others should have longer term sustained benefits to our results.

20.
First, as a result of the termination of the GE distribution agreement, they have been in the process of winding down their inventory levels over the last two quarters, which resulted in no new AXP orders in the U.S. during the fourth quarter of 2013 and first quarter of 2014.  We believe the financial impact of the inventory wind down will be largely complete by the December quarter of this year.

21.
As you know, during the quarter, during the fourth quarter of last year, we received approval of our AXP product in China.  In partnership with Golden Meditech, we expect sales in Asia to be a major driver of revenue growth over the next several years.  While we have already begun to see the benefits of this strategy as we continue to realize meaningful sales to China in the recently completed first quarter, the expansion of sales in China has also enabled us to partially offset the effects of the GE inventory rebalancing I just discussed.  Looking forward, we expect our AXP revenues to rise above our historical levels as we continue to expand in China and our U.S. based AXP revenues return to historical levels once the GE inventory wind down is complete.

22.
Lastly, the company has incurred professional fees related to proposed merger, as well as legal costs to defend against the Harvest lawsuit and other IP matters, totaling approximately $937,000 during the quarter.  While this represents a meaningful sum of money, we believe they are fundamental investments essential to our regenerative medicine initiatives.

23.	Having covered the major strategic initiatives, let’s move on to an overview of our financial results for the first quarter of fiscal 2014.

24.
Net revenues for the quarter ended September 30, 2013 were $3.6 million, a decrease of $470,000, or 12% from $4.1 million for the same period in 2012.  Revenue decreased by approximately $1.3 million due to the absence of AXP orders from GE during the quarter.  This decrease was partially offset by an increase of approximately $700,000 in sales to the Asian market, as well as other modest increases in our other product lines including BioArchive, Res-Q disposables and manual disposables.

25.
Gross profit for the quarter ended September 30, 2013 was $1.4 million, compared to $1.6 million for the same period in 2012.  The decrease in gross profit was due to the decline in AXP revenues I previously mentioned.  Gross margins for the quarter of 38% were comparable to margins of 39% for the same period in 2012.  Considering the lower revenue base in the first quarter of fiscal 2014, our gross margin this quarter represents meaningful improvement over gross margin levels in the last several quarters.  Operating expenses for the quarter ended September 30, 2013 were $3.7 million, compared to $634,000 for the same period in 2012.  The increase in operating expenses of $3.1 million was partially due to a gain on the sale of our CryoSeal product line of $2 million in the first quarter of the prior year, which was reflected as a reduction in operating expenses.

26.
Operating expenses also increased as a result of costs associated with legal and professional fees incurred in connection with the proposed TotiRX merger and legal diligence associated with the RESQ patent litigation.  Excluding the impact of these non-recurring items, operating expenses increased by only $119,000, primarily due to sales costs associated with establishing a direct sales channel in Asia.

27.
Adjusted EBITDA loss was $2 million for the quarter ended September 30, 2013, compared to $731,000 for the same period in 2012.  The increase of $1.2 million in the adjusted EBITDA loss was due to the absence of AXP sales to GE during the quarter, as well as legal and professional fees associated with the TotiRX merger and IP defense of $937,000.  Excluding the impact of these proposed merger and IP related costs, our adjusted EBITDA loss increased by $305,000 as a result of the temporal decline in U.S. based AXP revenues previously discussed.

28.	Net loss for the quarter ended September 30, 2013 was $2.3 million, or $0.14 per share, compared to net income of $995,000, or $0.06 per share, for the same period in prior year.

29.	We ended the first quarter with $5.3 million in cash, compared to $6.9 million at the end of fiscal 2013, and the Company’s product backlog at the end of the first quarter was $300,000.

30.
Before turning the call over to Ken, I will briefly comment on the prospective timeline for the TotiRX merger.  Last Friday, we filed our Form S-4 with the Securities and Exchange Commission.  We expect to mail the proxy statement on related Form S-4 to shareholders upon completion of a SEC review, which could take up to eight to twelve weeks.  Upon the effective date of the S-4, we will establish a record date for a special meeting of the shareholders to vote on the proposed TotiRX merger.  We strongly encourage our shareholders to read the S-4 as it contains valuable and insightful information that will assist in understanding the inherent value of TotiRX, as well as the potentially meaningful valuation accretion that will result from combining ThermoGenesis with TotiRX.

31.
We are also actively evaluating our best option to fund our clinical trials, as we believe they are the catalysts for driving potential significant shareholder value over the near term.  We are assessing various funding mechanisms, including potential partnerships with other companies operating in the medical device and regenerative medicine space, as well as more traditional forms of equity financings.  However, as of this call, we have no specific plans in place.

32.	I would now like to turn the call over to Ken Harris for an overview of our planned clinical initiatives.

KENNETH HARRIS:
33.	Thank you, Dan and good afternoon to everyone on the call.

34.
As Matt mentioned earlier, we believe that regenerative medicine is the future of healthcare.  According to the Alliance for Regenerative Medicines’ annual report published in 2013, the development and commercialization of sustainable disease cures could reduce the cost of healthcare in the U.S. by up to $250 billion per year.  Clearly, the ideal treatment options are curative in nature and are similar to surgical procedures as an example.  However, only cellular therapy can provide sustainable physiological improvements.  There are many companies in the regenerative medicine space that are conducting clinical trials that will helpfully improve the efficacy of cell therapies as outlined today.  So it is important to understand how TotipotentRX and ThermoGenesis Therapeutics are different than these other approaches.  Many of these companies are focusing on allogeneic or large scale donor cell developments, which we believe introduce unknown or yet to be discovered levels of safety risk, which may or may not be offset by the potential benefit.  In contrast, the patient’s own, or their autologous, cell therapies we have developed bridge the safety gap and, in certain diseases, are likely to be the safest approach to regenerative medicine.  In addition to safety, there are other key elements in the cell therapy that need to exist in order for the therapeutic to be commercially successful, including cell efficacy - they need to work; reproducibility of the therapy, patient-to-patient; regulatory approval and surgeon adoption.  Our strategy is to maximize the cellular treatment benefits by addressing the critical steps necessary for introducing viable functional cells required for each clinical indication.  Just like pharmaceutical companies, cell therapy companies must manage this process through absolute control of all parameters involved in the cell production and the delivery of the cells.  We have developed our point of care systems to operate as a pharmaceutical company in a box, meeting the U.S. FDA’s combination product directives for cellular therapeutics.

35.
I want to expand on the combination product as the key to a successful autologous cell therapy program.  Through control of a mobile manufacturing process with disposable single use cell therapy in a box kit, every parameter of the cellular treatment is controlled in the operating room.  We believe the direct result of a rapid intraoperative process is a critical element in assuring the potency of the cell dosage, thereby yielding a cell therapy that is effective and useful to the surgeon and the patient.

36.
In addition to providing assurances of a potent cell therapy product, meaning its proper dose target, it is also imperative to provide a robust engineered process which can be conducted by surgeons and healthcare professionals with ease, without the risk of operator error and in a rapid cost effective manner.  We want to enable physicians in hospitals to have access to cell therapy without the need for the costly overhead of GMP laboratories.  Through many years of direct physician and patient exposure, we have distilled the elements of our mobile bedside manufacturing technology, the precise therapy specific tools in an easy use disposable kit and ancillary equipment systems for the specific indication of use, each configured and customized to our therapeutic candidates.  The purpose of the kit is to provide a highly controlled, regulated and fully integrated solution to surgeons, eliminating any perceived need for additional uncontrolled products and processes during the treatment protocol.

37.
We expect that this technology system and therapeutic biological, i.e. the combination product, will follow the U.S. FDA PMA process in the U.S. and be available for use in any operation room for on label treatments with minimal user training.  We believe this complete end-to-end solution is necessary for both regulatory approval and surgeon adoption.  Not only this does approach address quality control deviations and directly addresses the FDA’s requirement for the combination product quality, but it also provides an ease of use to the physician by eliminating the need for pre-surgery preparations.

38.
This combination product and procedure using ThermoGenesis cell processing technology was successfully used in our single patient pile Acute Myocardium Infarction Rapid Stem Cell Therapy Study, or AMIRST, that was released in October.  The AMIRST protocol utilizing the patient’s own autologous bone marrow derived stem cells achieved its primary safety and secondary efficacy endpoint by improving the patient’s left ventricular ejection fraction, which is the pumping action of the heart, from 35% to over 60% in 24 months while preventing further scaring and undesirable remodeling of the heart.  What does this actually mean?  Well, low LVEF, which is the low pumping capacity of the heart, and heart remodeling, which are structural changes to the heart after having a heart attack are two key contributors to developing heart failure in heart attack patients.  Our treatment is performed by cardiac interventional physicians in less than 60 minutes to treat specific types of myocardial infarction, or heart attacks and are specifically focused on that patient population having a pumping action of less than 40% post heart attack.  This fully integrated treatment includes four components:

a.	Stem cell friendly process for harvesting the bone marrow derived stem cells;
b.	An optimized stem cell dose processing system in combination with ThermoGenesis;
c.	A rapid bedside cell analysis system, or a bedside diagnostic; and
d.	A proprietary intracoronary catheter delivery device and method, how we deliver the cells into the heart.

39.
Based on the positive results of this study, we are looking forward to conducting a double blinded placebo controlled randomized Phase 1B clinical trial of 30 patients beginning in the first quarter of 2014.

40.
Lastly, in partnership with Fortis Memorial Research Institute, our partner in healthcare delivery, we announced the successful launch of their pediatric bone marrow transplant program at the Fortis TotipotentRX Centre for Cellular Medicine in New Delhi, India.  The program recently achieved its first 100 day survival milestone following an allogeneic bone marrow engraftment, meaning cells from a donor into the patient, in a pediatric patient with aplastic anemia using a donor with an ABO incompatible bone marrow.  This successful transplant was performed using the ThermoGenesis optimized MXT system and we anticipate ramping up this program to provide sophisticated allogeneic, meaning donated from someone else, and autologous, coming from the patient, hematopoietic stem cell transplants in the severely underserved global Indian population.  Based on the success of this therapy, we’ve conducted approximately 17 additional allogeneic transplants to date, four being in pediatric patients receiving a high risk allogeneic ABO incompatible transplant.  The fully vetted and approved protocols we have developed using the modified ThermoGenesis MXT platform, reduced the transplant related risks to these children suffering from life threatening diseases, such as genetic diseases including sickle cell anemia, thalassemia major, severe combined immunodeficiency and blood based cancers, including multiple myeloma.  Thus far, the modified MXP system is achieving higher stem cell doses in less than half the time, compared to traditional techniques and is demonstrating engraftment success in each of these high risk patients.  Most importantly, we estimate the global market opportunity for this application alone to be greater than $30 million per year.

41.
We’ve been using ThermoGenesis devices and equipment in our clinical trial work and our core blood banking business for some time and the superior performance of this technology is an integral component of the success of our clinical trial work.  It’s important to highlight that this equipment, already being in place and integrated into our development platform, will make initiation of the next phase of the clinical trial for the merger between ThermoGenesis and TotipotentRX faster and more efficient.  This quarter alone, we have achieved significant milestones in unlocking the $3 billion cardiac therapy and the $30 million bone marrow transplant therapies for our combined Company.

42.
So on behalf of TotiRX, I would like to emphasize our continued enthusiasm for the proposed merger.  It creates a combined Company with enormous potential for recognized value to the patient, physician, and shareholder in an area of medicine that is taking leaps in terms of therapeutic potential.

43.	With that I will turn the call back over to Matt for his concluding remarks.

MATTHEW PLAVAN:
44.	Thank you, Ken. Before turning to the fiscal ’14 outlook, there are a couple of important topics to cover:

a.
With regard to the claim filed about a year ago by Harvest Technologies related to the patents for the Res-Q System.  In this early summer, we filed an answer and counterclaims in response to their complaint.  Our counterclaims are based on anti-trust and other alleged improper conduct by Harvest and further seeks declarations that the Res-Q System does not infringe on their patents and that their patents are invalid.  While I can’t speak to this issue any further at this point, I assure you that we are vigorously defending our IP and our product against the Harvest claims while aggressively pursuing our separate claims against them.  Additionally, I do want to emphasize that our ability to grow our share in the PRP and bone marrow processing markets extends to expanding the application base of both the MXP and AXP platforms, as well as new product innovations currently under evaluation.  To fully exploit this market opportunity, our strategy has always been and continues to be leverage multiple platforms.

45.
So looking forward, our overriding goal will be the development of blockbuster cell therapies that we intend to commercialize or to license to partners for them to commercialize, this will depend on market conditions and funding requirements of each.  Our near-term key objectives required to accomplish this overwriting goal are fourfold.

a.
First, grow the base business.  We must continue to build the base business by leveraging our first mover position in Asia, of which our relationship with Golden Meditech in China and TotiRX footprint in India are key, and increasing our competitive share in both the Americas and Europe.  The base business must become self-sufficient and generate its own working capital for operations;

b.
Second, expand our clinical expertise within the leadership team and Board of Directors.  Gaps exist in certain clinical leadership capabilities at a management and board level, clinical opinion leadership, medical reimbursement strategies and deeper regulatory agency relationships will serve to optimize the commercialization of our cell therapies;

c.
Third, innovate technically.  We must also introduce innovative cell processing technology upgrades, along with cutting edge new products, and work closely with our customers to expand the use of core blood in medical practice to new indications and to continue generating the necessary tools for our regenerative medicine initiatives; and

d.	Fourth, innovate clinically. In parallel to the completion of the TotiRX merger transaction in the coming months, we have several clinical milestone achievements lined up.
i.	Our vascular initiatives include:
-	The commencement of patient enrollment in the Phase 1B clinical trial in acute myocardial infarction; and to
-	Advance our treatment candidate for critical limb ischemia into Phase 2 or Phase 2/3 clinical study.
ii.	Also, our orthopedic and soft tissue initiatives are to:
-	Generate robust clinical data with the completion of three Phase 1 clinical trials, one in non-healing ulcers, one in osteoarthritis and one is spinal fusion.
iii.	And finally, the full implementation of our pediatric bone marrow transplant program at the Fortis TotipotentRX Centre for Cellular Medicine that Ken detailed earlier.

46.
So as I bring our prepared remarks to a close, I’d like to leave you with one thought.  I know I speak for Ken and Dan when I say that we intend for this merged Company to be the market leader in the development and commercialization of stem cell applications for regenerative medicine.  We believe our present actions coupled with our future plans will make this a reality.

47.	And with that, I’d like to open up the call for questions. Operator?

QUESTIONS AND ANSWERS:

OPERATOR:
48.
Thank you. To ask a question, you may press star (*) then one (1) on your touchtone phone.  If you’re using a speakerphone, please pick up you handset before pressing the keys.  If at any time your question has been addressed and you would like to withdraw your question, please press star (*) then two (2).  At this time, we will pause momentarily to assemble our roster.  Our first question comes from Jason Kolbert at Maxim.

JASON KOLBERT:
49.
Hi, guys and congratulations on all the progress.  Can you take a few minutes and describe for me, as you look clinically, about what you’d like to achieve in 2014, how your objectives line up for the first two or three strategic goals as you move the clinical portion of the company forward?

MATTHEW PLAVAN:
50.
Hm.  It’s a good question.  Thanks Jason.  I would start with the overview on the vascular initiatives that I just finished with and I had mentioned that we are going to commence a patient enrollment of a Phase 1B clinical trial in acute MI and then advance the treatment candidate for the CLI Phase II.  Those are two major priorities for us, and then moving into the orthopedics and soft tissue initiatives.  But, I can give a high fly over, as I just did, but I’d like to turn it over to Ken for any color he might want to add to that.

JASON KOLBERT:
51.
And if you could just address as you start to add some color, we’ve seen others get into a lot of trouble in terms of enrollment and the ability to run a trial like a CLI trial.  I think you’ve got some unique advantages if you could just address that in your answer that would be helpful.

KENNETH HARRIS:
52.
Right.  I’ll start with the CLI trial because we have, we’ve concluded the Phase 1B and we are assembling the report, which will be out very, very, very soon.  That report will have favorable results and I think we’ve given some indication as to what the data looks like, but the full statistical analysis will be out.  Once we finish that and publish it, we will be proceeding to a U.S. and India Phase II III, clinical trial application to both U.S. FDA and DCGI in India.  Our plans for the review process for that will more than likely be taking an IDE premarket approval application, which is the, will be the combination of the processing and the devices with the targeted cell therapy.  Being one of the first companies to formally submit a combination product application, we would expect that in dialogue we’ve already had with the FDA, but in review, that’ll probably be a process that will take them around six months or so to review and give us final sign off.

53.
I think a similar based approach will be in India.  The clinical trial hold is just now being lifted there and so clinical trials can proceed in anything that’s not a new chemical entity.  So, we believe that that will take a similar timeline.  So, I think we would be in the middle of calendar 2014 for getting CLI approval.  Now addressing your question regarding enrollment time.  In this year alone in our Fortis network, we treated over 64,000 cardiovascular patients in a network of only 16 or so hospitals across their 72 hospital base.  So accessing patients that meet our inclusion criteria in India will be reasonably easy.  Accessing them in the U.S. will be easier for us than has been for our competitors for a couple of reasons.  One, the physician is empowered to do the entire procedure in a single process, there’s no reason for multiple trips to the operating room.  Two, the cost barrier, the physicians just have a much stronger buy in, we believe, in the longevity of our CLI approach because it's just much cost effective.  We are anticipating our entire cost to the patient to be somewhere in the range of $5,000 or so for the treatment.  So, it's about a sixth of what our competitors have been in the market pushing.

54.
Now regarding our other clinical indications, the AMI, we’re already geared up and have approval for that to initiate, and we anticipate getting that underway for the 30 patients in late January to early February.  As I had mentioned, we did 64,000 cardiovascular patients last year, out of 64,000, 54,000 of them were interventional related, meaning that they’re in the cath lab getting a procedure. So I don’t think we’re going to have too much difficulty finding 30 patients for our enrollment.  And then our other indications we’ll continue will be to finish the bone marrow transplant, clinical initiative and move on to a second trial where we will be looking at T-cell depletion.  Once we do T-cell depletion, that will open us up to an additional 6,000 or so patients that are not, cannot access bone marrow transplant today, but will be able to with this innovative approach.  And I think that sort of rounds out our near-term clinical initiatives.

JASON KOLBERT:
55.	Thank you, that’s really helpful and just if you could remind me, what is the challenge to integrate these companies? How do you manage the clinical side and kind of drive the hardware side?

MATTHEW PLAVAN:
56.
We view this as a very complementary combination.  So we’ve been for the last 120 to 180 days evaluating any opportunities for synergies, but moreover, what we’ve determined is that we’ve got the lion’s share of the capabilities within either of these organizations to accomplish our goals.  But, as I had mentioned in my prepared comments, I think there’s a couple of open positions on the medical side that we need to bolt on, some key opinion leader status, I would say, and connections and relationships will be instrumental in the CRO side of our business and growing that business at the extent that we project.  So I’d say that we’ve got the capabilities in house for the majority of the initiatives that we’re going to pursue, but I think you’ll be seeing us add some talent soon after the merger is approved as well.

JASON KOLBERT:
57.	Appreciate the update, congratulations on all the progress. Thanks.

MATTHEW PLAVAN:
58.	Thanks, Jason.

OPERATOR:
59.
Again, if you have a question, please press star (*) then one (1).  This concludes our question and answer session.  I would like to turn the conference back over to Mr. Matthew Plavan for any closing remarks.

MATTHEW PLAVAN:
60.	Thank you, everyone, for participating on the call and we look forward to keeping you updated as we progress in our process here. Have a great evening. Thank you.

OPERATOR:
61.	The conference has now concluded. Thank you for attending this presentation. You may now disconnect.

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